UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024

Commission File Number: 001-38764

Aptorum Group Limited

17 Hanover Square

London W1S 1BN, United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒      Form 40-F  ☐

Merger

On March 1, 2024, Aptorum Group Limited, a Cayman Islands exempted company with limited liability (“Aptorum”), entered into an Agreement and Plan of Merger (as it may be amended from time to time, the “Merger Agreement”) by and among Aptorum, and YOOV Group Holding Limited, a company organized under the laws of British Virgin Islands (“YOOV”). The Merger Agreement was unanimously approved by Aptorum’s and YOOV’s boards of directors (each board of directors, the “Board”), respectively. If the Merger Agreement is approved by Aptorum’s and YOOV’s shareholders (and the other closing conditions are satisfied or waived in accordance with the Merger Agreement), and upon consummation of the transactions contemplated by the Merger Agreement (the “Closing,” and the date of the Closing, the “Closing Date”), Aptorum will incorporate a wholly-owned subsidiary under the laws of the British Virgin Islands (“Merger Sub”) that will merge with and into YOOV, with YOOV surviving the merger as a wholly-owned subsidiary of Aptorum (collectively, the “Merger”). Aptorum upon the Closing is referred to herein as the “combined company.”

Upon consummation of the Transaction, YOOV will become a wholly-owned subsidiary of Aptorum, and the existing YOOV shareholders and existing Company shareholders will own approximately 90% and 10%, respectively, of the outstanding shares of the combined company.

About YOOV

YOOV is a business artificial intelligence (AI) and automation platform that goes beyond traditional automation by applying advanced AI techniques to optimize various aspects of business operations. With its comprehensive suite of tools and technologies, YOOV empowers businesses to streamline their operations, improve efficiency, and drive digital transformation. YOOV seamlessly combines its robotic process automation (RPA) platform with advanced AI capabilities, which offers a variety of possible solutions to cater to the emerging needs of companies across different sectors. Over the years, YOOV has been growing rapidly in the Asia Pacific region and serves companies of all sizes from diverse industry verticals.

Separation

In connection with the Merger, on March 1, 2024, Aptorum entered into a Split-Off Agreement (the “Split-Off Agreement”, the transaction contemplated by the Split-Off Agreement, the “Separation”) by and among Aptorum, Aptorum Therapeutics Limited (“ATL”), and Jurchen Investment Corporation (“Jurchen”), pursuant to which, Aptorum will assign and transfer the assets and liabilities of its legacy business to ATL, and Jurchen will acquire 100% issued and outstanding shares of ATL from Aptorum and surrender certain ordinary shares of Aptorum held by Jurchen to Aptorum. Aptorum owns all issued and outstanding capital shares of ATL, which holds the business assets and liabilities listed on Exhibit A of the Split-Off Agreement. The Separation and the Merger are referred hereto as the “Proposed Transactions.”

Merger Consideration

Upon completion of the Proposed Transactions, the existing Aptorum shareholders and existing YOOV shareholders expect to own approximately 10% and 90%, respectively, of the outstanding shares of the combined company.

Aptorum agreed to issue Class A ordinary shares, par value $0.00001 each (the “Class A ordinary shares”), and Class B ordinary shares, par value $0.00001 each (the “Class B ordinary shares”), to YOOV’s shareholders. The total number of ordinary shares of Aptorum to be issued in the merger equals the number of aggregate fully diluted shares of YOOV multiply by the “Conversion Ratio.” The Conversion Ratio is calculated by dividing nine times of Aptorum’s outstanding Class A ordinary shares and Class B ordinary shares by the aggregate fully diluted shares of YOOV.

Each of YOOV’s outstanding ordinary share, excluding the shares held by Facewell International Limited (“YOOV Major Shareholder”) and the dissenting shareholders of YOOV, shall be cancelled in exchange for such number of validly issued, fully paid and non-assessable Class A ordinary shares of Aptorum as is equal to one (1) multiplied by the Conversion Ratio.

Each of YOOV’s outstanding ordinary shares held by YOOV Major Shareholder shall be cancelled in exchange for such number of validly issued, fully paid and non-assessable Class B ordinary shares of Aptorum as is equal to one (1) multiplied by the Conversion Ratio.

Each of YOOV’s outstanding redeemable convertible preferred shares and Series A ordinary shares shall be cancelled in exchange for such number of validly issued, fully paid and non-assessable ordinary shares of Aptorum as is equal to one (1) multiplied by the Conversion Ratio, and the class of Aptorum’s ordinary shares to be issued will be decided by mutual agreement in writing between the relevant holder(s) of such holders of YOOV’s redeemable convertible preferred shares and Series A ordinary shares and YOOV.

Representations and Warranties in the Merger Agreement

The Merger Agreement contains customary representations and warranties of the parties thereto with respect to, among other things, the following as applicable to each party: (i) due authorization; (ii) no conflicts; (iii) governmental authorities and consents; (iv) capitalization; (v) financial statements and absence of changes; (vi) undisclosed liabilities; (vii) litigation and proceedings; (viii) compliance with laws; (ix) contracts and no defaults; (x) labor matters; (xi) tax matters; (xii) real property; (xiii) intellectual property, privacy and data security; (xiv) brokers’ fees; (xv) related party transactions; (xvi) information supplied; (xvii) insurance; and (xviii) U.S. business. The representations and warranties of the respective parties to the Merger Agreement will not survive the Closing.

Covenants in the Merger Agreement

Conduct of Business Covenants

The Merger Agreement includes customary covenants of the parties with respect to the conduct of their respective businesses prior to the Closing, including agreements, subject to certain exceptions or unless the other party otherwise consents in writing, to conduct business and operations in the ordinary course and use commercially reasonable efforts to maintain and preserve substantially intact their respective business organization and the goodwill of their business partners or other third-party relationships, and retain the services of their present officers and key employees.

Inspection

The Merger Agreement includes customary covenants of the parties with respect to their right to inspect the books, tax return, records, properties and appropriate officers and employees of the parties, and to use its commercially reasonable efforts to furnish the parties involved, their affiliates and their respective representatives with all financial and operating data and other information concerning the parties involved in the Proposed Transactions.

Efforts to Consummate

The Merger Agreement includes customary covenants of the parties with respect to using commercially reasonable efforts to obtain any necessary clearance, approval or consent under any applicable Laws (as defined therein) prescribed or enforceable by any Governmental Authority (as defined therein) for the Proposed Transactions, and to resolve any objections as may be asserted by any Governmental Authority with respect to the Transactions.

Proxy Statement and Initial Listing Application

The Merger Agreement includes customary covenants of the parties with respect to the preparation of a proxy statement (the “Proxy Statement”) to be included in the registration statement on Form F-4 relating in relation to the extraordinary general meeting of Aptorum and the initial listing application to The Nasdaq Stock Market (the “Initial Listing Application”). The parties are required to prepare and distribute the Proxy Statement to shareholders of Aptorum and submit the Initial Listing Application to Nasdaq concurrently while maintaining compliance with applicable Laws.

Exclusivity

The Merger Agreement includes customary covenants of the parties with respect to not initiating, soliciting, engaging, participating or encouraging any inquiries, proposals or offers that constitute or would lead to any merger, business combination or other similar transaction involving the parties that precludes or is mutually exclusive with the Transactions.

Tax Matters

The Merger Agreement includes customary covenants of the parties with respect to using commercially reasonable efforts to cause the Merger to qualify, and agree not to, and not to permit or cause any of their affiliates or subsidiaries to, take any action which to its knowledge could reasonably be expected to prevent or impede the Proposed Transactions from qualifying, for the Intended Tax Treatment, as defined in the Merger Agreement.

Confidentiality and Publicity

The Merger Agreement includes customary covenants of the parties with respect to agreeing to maintain strict confidentiality regarding any Confidential Information, as defined in the Merger Agreement, disclosed during the Interim Period, the date of the Merger Agreement until the earlier of the Closing or the termination of the Merger Agreement, in accordance with its terms (the “Interim Period”), and for three (3) years thereafter. The parties shall not utilize such information for any purpose other than those directly related to the evaluation, negotiation, and execution of the transactions outlined in the Merger Agreement, or any other Transaction Agreement. Furthermore, the parties shall not disclose Confidential Information to any third party without prior written consent, except as necessary for the Permitted Purposes or as required by applicable Laws. Should a Party or its Representatives become legally obligated to disclose Confidential Information, they must promptly notify the disclosing Party and furnish only the legally required portion, making reasonable efforts to secure confidentiality. However, Parties may disclose Confidential Information as required by Federal Securities Laws, SEC staff, or Nasdaq rules.

Separation Transaction

The Merger Agreement includes customary covenants of the parties with respect to Aptorum taking all actions necessary so that the Separation shall be consummated on the Closing Date, immediately after the Effective Time, or on a later date, as mutually agreed by the Parties.

Conditions to Closing of the Merger

The obligations of the parties (or, in some cases, some of the parties) to consummate the Merger are subject to the satisfaction or waiver of certain conditions to closing, including, among other things: (i) obtaining the approval by the shareholders of Aptorum and YOOV of the matters required under the Merger Agreement, (ii) approval of the Initial Listing Application by Nasdaq, (iii) consummation of the Separation of ATL, (iv) delivery of legal opinions from British Virgin Islands counsel and Hong Kong counsel of YOOV to Aptorum and Merger Sub, (v) delivery of legal opinions from Cayman Islands counsel of Aptorum and British Virgin Islands counsel of Merger Sub to YOOV, (vi) delivery of an opinion by Colliers International (Hong Kong) Limited to the Board of Aptorum to the effect that (subject to various qualifications and assumptions) the merger consideration (the total Class A ordinary shares and Class B ordinary shares to be issued to YOOV’s shareholders) is fair, from a financial point of view (based on the conclusion that the equity value of YOOV is no less than $250 million), to the shareholders of Aptorum. (vii) availability of audited financial statements for YOOV and its Subsidiaries as of March 31, 2023 and 2022 the related audited consolidated statements of operations, of changes in shareholders’ equity and of cash flows for the year ended March 31, 2023 and 2022 in conformity with International Financial Reporting Standards, which shall not be materially different from the unaudited financial statements of YOOV for the same period as presented to Aptorum, as determined by Aptorum in its sole discretion, (vii) delivery of fully executed lock-up agreement and support agreement by the major shareholder of Aptorum and the delivery of fully executed lock-up agreement by the directors and officers of YOOV and by the shareholders of YOOV who will beneficially own 5% or more outstanding shares of the combined company.

Termination of the Merger Agreement

The Merger Agreement may be terminated by Aptorum or YOOV under certain circumstances prior to the Closing, including, among others, (i) mutual written agreement of Aptorum and YOOV, (ii) legal impediments from any Law or Governmental Order permanently restraining, enjoining, or making illegal the Merger, provided such order becomes final and non-appealable, (iii) either party breaches its representations, warranties, or covenants, subject to conditions outlined in the Agreement, (iv) either party fails to obtain the shareholder approval, (v) if the Closing does not occur by the Termination Date, subject to specific conditions and extensions outlined in the Agreement, (vi) or the Agreement becomes void, except for surviving provisions concerning confidentiality, termination fees, and expenses.

Upon termination, YOOV shall reimburse Aptorum 90% of all expenses actually incurred by YOOV and Merger Sub in connection with the Proposed Transactions, not exceeding $1,000,000. Such reimbursement shall occur promptly within 30 days upon demand by Aptorum, except if termination arises from Force Majeure or Sections 10.01(a), 10.01(b) or 10.01(d) of the Merger Agreement.

Representations and Warranties of the Split-Off Agreement

The Split-Off Agreement contains customary representations and warranties of the parties thereto with respect to, among other things, the following as applicable to each party: (i) capacity and enforceability, (ii) compliance, (iii) purchase for investment, (iv) liabilities, (v) title to purchase price securities, (vi) organization and good standing, (vii) authority and enforceability, (viii) title to shares, and (ix) representations in the Merger Agreement.

Obligations and Covenants of the Split-Off Agreement

The Split-Off Agreement contains obligations and covenants of the parties thereto with respect to, among other things, the following as applicable to each party:

(i)	Business as Usual. ATL will operate, and Aptorum will ensure that ATL operates, following past practices to preserve its goodwill and that of its employees, customers, and other business associates. During the period between the execution of the Split-Off Agreement and the Closing Date, ATL will maintain its assets in their current operational state, with repairs made for ordinary wear and tear. ATL is prohibited from altering significant franchises, licenses, contracts, or real property interests, and it cannot sell assets except in the ordinary course of business. Neither ATL nor Jurchen may take actions that would impose liabilities on Aptorum before or during the Closing process.

(ii)	Not Impair Performance. The parties must refrain from intentionally taking any actions that would prevent the conditions necessary for the parties to fulfill the transactions outlined in the Split-Off Agreement. This includes actions that could render the representations and warranties made by any party materially untrue, incorrect, or inaccurate at the time of closing.

(iii)	Assist Performance. The parties are obligated to exert its reasonable best efforts to ensure that the conditions precedent to parties’ obligations for completing the transactions described in the Merger Agreement are met, particularly those reliant on the party’s own actions. The parties must collaborate with each other to complete any required filings and obtain necessary consents.

Conditions Precedent to Closing of the Separation

The closing of the Separation must occur simultaneously with the closing of the Merger, or on a later date, as mutually agreed by the Parties. The Split-Off Agreement contains conditions precedent to closing of the parties thereto, with respect to, among other things, the following as applicable to each party:

(i)	Representations, Warranties and Performance. All representations and warranties made by the parties in the Split-Off Agreement must have been accurate and truthful, to the best of their knowledge, when initially made and must remain accurate and truthful, to the best of their knowledge, at the time of the Closing. The parties are obligated to fulfill all commitments, agreements, and conditions outlined in the Split-Off Agreement to the satisfaction of the parties involved, with significant emphasis on adherence to these obligations before or at the Closing.

(ii)	Additional Documents. Jurchen shall deliver or cause to be delivered such additional documents as may be necessary in connection with the consummation of the transactions contemplated by the Split-Off Agreement and the performance of their obligations hereunder.

(iii)	Release by Buyer and Split-Off Subsidiary. At the Closing, Jurchen and ATL are required to execute and provide Aptorum with a comprehensive release. This release will absolve Aptorum from all liabilities and obligations owed to Jurchen or ATL in any capacity, as well as from any claims that Jurchen or ATL may assert against Aptorum or its related managers, members, officers, directors, shareholders, employees, and agents. However, this release does not cover liabilities arising from the Split-Off Agreement or any document related to it.

(iv)	Shareholder Approval. Aptorum shall have obtained the affirmative vote of its shareholders representing at least two-thirds of the voting power of the issued and outstanding ordinary shares of the Seller entitled to vote at a general meeting of the shareholders voting in person or by proxy, to approve the Split-Off Agreement and the transaction contemplated herein.

Termination of the Split-Off Agreement

The Split-Off Agreement may be terminated at, or at any time prior to, the Closing by mutual written consent of Aptorum, Jurchen and ATL. If the Split-Off Agreement is terminated as provided herein, it shall become wholly void and of no further force and effect and there shall be no further liability or obligation on the part of any party except to pay such expenses as are required of such party.

Lock-Up Agreement

Each of Jurchen, the directors and officers of YOOV, and shareholders of YOOV beneficially holding 5% or more outstanding shares of Aptorum following the Closing (each, a “Lock-Up Party”, collectively, the “Lock-Up Parties”) agreed to enter into a certain lock-up agreement (the “Lock-Up Agreements”) with Aptorum immediately prior to the Closing.

Pursuant to the Lock-Up Agreements, each of the Lock-Up Parties will agree to be subject to a lock-up period commencing on the Closing Date and ending on the earlier of (i) the 180th day following the Closing or (ii) the date after the Closing on which Aptorum consummates a liquidation, merger, share exchange or other similar transaction with an unaffiliated third party that results in all of Aptorum’s shareholders having the right to exchange their equity holdings in Aptorum for cash, securities or other property (the “Lock-Up Period”) during which, they cannot sell, transfer or dispose of, directly or indirectly, shares of Aptorum held by them, except under the specific circumstances outlined in the Lock-Up Agreement.

Support Agreement

On March 1, 2024, Aptorum, YOOV and Jurchen entered into a certain support agreement (the “Support Agreement”), pursuant to which Jurchen agreed to cast all of its votes in favor of the Merger and the Separation and any other transactions contemplated herein or described in the Proxy Statement on the Form F-4 .

Risks Related to the Proposed Transactions

There are a number of significant risks related to the Proposed Transactions, including the risk factors enumerated below.

The Proposed Transactions are subject to the satisfaction of certain conditions, which may not be satisfied on a timely basis, if at all.

The transactions contemplated by the Merger Agreement and the Split-Off Agreement are subject to approval by Aptorum shareholders and YOOV shareholders, approval by Nasdaq of the listing of shares of Aptorum Class A and Class B ordinary shares to be issued in connection with the Proposed Transactions, and approval by Nasdaq of the initial listing of the combined company on Nasdaq, as well as other conditions set forth in the Merger Agreement and the Split-Off Agreement, which must be satisfied or waived to complete the Proposed Transactions. These conditions are set forth in the Merger Agreement and described in the section entitled “Conditions to Closing” in this report. Aptorum and YOOV cannot assure you that all of the conditions will be satisfied or waived. If the conditions are not satisfied or waived, the Proposed Transactions will not occur or will be delayed, and Aptorum and YOOV each may lose some or all of the intended benefits of the Proposed Transaction.

Failure to complete the Proposed Transactions may result in either YOOV or Aptorum paying a termination fee to the other party, as described in the section entitled “Termination of Merger Agreement” in this report. Payment by Aptorum of a termination fee could materially and adversely affect its financial condition and termination of the transaction could have a material adverse effect on the market price of Aptorum Class A and Class B ordinary shares and negatively affect its future business and operations.

Aptorum and YOOV equity holders may not realize a benefit from the Proposed Transactions commensurate with the ownership dilution they will experience in connection with the Proposed Transactions.

Aptorum may not be able to achieve the full strategic and financial benefits expected to result from the Proposed Transaction. Further, such benefits, if ultimately achieved, may be delayed. If the combined company is unable to realize the full strategic and financial benefits currently anticipated from the Proposed Transactions, Aptorum shareholders and YOOV shareholders will have experienced substantial dilution of their ownership interests in their respective companies, without receiving any commensurate benefit, or only receiving part of the commensurate benefit to the extent the combined company is able to realize only part of the strategic and financial benefits currently anticipated from the Proposed Transaction.

The market price of Aptorum Class A and Class B ordinary shares may also decline as a result of the Proposed Transactions for a number of reasons, including:

(i)	if investors react negatively to the prospects of the combined company’s product candidates and services, business and financial condition post-Closing;

(ii)	the effect of the Proposed Transactions on the combined company’s business and prospects is not consistent with the expectations of financial or industry analysts; or

(iii)	the combined company does not achieve the perceived benefits of the Proposed Transactions as rapidly or to the extent anticipated by financial or industry analysts.

The market price of Aptorum Class A and Class B ordinary shares following the Proposed Transactions may decline as a result of the merger.

The market price of Aptorum Class A and Class B ordinary shares may decline as a result of the Proposed Transactions for a number of reasons, including if:

(i)	investors react negatively to the prospects of the combined company’s business and financial condition following the Proposed Transactions;

(ii)	the combined company does not achieve the perceived benefits of the merger as rapidly or to the extent anticipated by financial or industry analysts.

Aptorum shareholders will have a reduced ownership and voting interest in, and will exercise less influence over the management of, the combined company following the closing as compared to their current ownership and voting interest in the respective companies.

If the Proposed Transactions are completed, the current shareholders of Aptorum will own a smaller percentage of the combined company than their ownership in their respective companies prior to the Proposed Transactions. Accordingly, the issuance of shares of Aptorum Class A and Class B ordinary shares to YOOV’s shareholders in the Proposed Transactions will reduce significantly the relative voting power of each share of Aptorum Class A and Class B ordinary shares held by its current shareholders. Consequently, Aptorum shareholders as a group will have less influence over the management and policies of the combined company after the Proposed Transactions than prior to the Proposed Transactions.

The combined company may need to raise additional capital by issuing securities or debt or through licensing or other strategic arrangements, which may cause dilution to the combined company’s shareholders or restrict the combined company’s operations or impact its proprietary rights.

The combined company may be required to raise additional funds sooner than currently planned. If either or both of Aptorum or YOOV hold less cash at the time of the Closing than the parties currently expect, the combined company may need to raise additional capital sooner than expected. Additional financing may not be available to the combined company when it needs it or may not be available on favorable terms. To the extent that the combined company raises additional capital by issuing equity securities, such an issuance may cause significant dilution to the combined company’s shareholders’ ownership and the terms of any new equity securities may have preferences over the combined company’s Class A and Class B ordinary shares. Any debt financing the combined company enters into may involve covenants that restrict its operations. These restrictive covenants may include limitations on additional borrowing and specific restrictions on the use of the combined company’s assets, as well as prohibitions on its ability to create liens, pay dividends, redeem its stock or make investments. In addition, if the combined company raises additional funds through licensing, partnering or other strategic arrangements, it may be necessary to relinquish rights to some of the combined company’s technologies and proprietary rights, or grant licenses on terms that are not favorable to the combined company.

These restrictive covenants could deter or prevent the combined company from raising additional capital as and when needed. The combined company’s failure to raise capital as and when needed would have a negative effect on its financial condition and its ability to pursue the combined company’s business strategy and the combined company may be unable to continue as a going concern.

During the pendency of the Proposed Transactions, Aptorum and YOOV may not be able to enter into a business combination with another party because of restrictions in the Merger Agreement, which could adversely affect their respective businesses.

Covenants in the Merger Agreement impede the ability of Aptorum and YOOV to make acquisitions, subject to certain exceptions relating to fiduciary duties, or to complete other transactions that are not in the ordinary course of business pending completion of the Proposed Transaction. As a result, if the Proposed Transactions are not completed, the parties may be at a disadvantage to their competitors during such period. In addition, while the Merger Agreement is in effect, each party is generally prohibited from soliciting, initiating, encouraging or entering into certain extraordinary transactions, such as a merger, sale of assets, or other business combination outside the ordinary course of business with any third party, subject to certain exceptions relating to fiduciary duties. Any such transactions could be favorable to such party’s shareholders.

Forward Looking Statements

This report includes “forward-looking statements” within the meaning of U.S. federal securities laws. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results and, consequently, you should not rely on these forward-looking statements as predictions of future events. These forward-looking statements and factors that may cause such differences include, without limitation, Aptorum’s and YOOV’s expectations with respect to future performance, ability to recognize the anticipated benefits of the merger; costs related to the Proposed Transactions; the satisfaction of the closing conditions to the Proposed Transactions; the timing of the completion of the Proposed Transactions; global economic conditions; geopolitical events and regulatory changes; and other risks and uncertainties indicated from time to time in filings with the SEC. The foregoing list of factors is not exclusive. Additional information concerning these and other risk factors is contained in Aptorum’s most recent filings with the SEC and will be contained in the Form F-4 and other filings to be filed as result of the transactions described above. All subsequent written and oral forward-looking statements concerning Aptorum, Merger Sub or YOOV or the transactions described herein or other matters and attributable to Aptorum, Merger Sub or YOOV, or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Neither Aptorum, Merger Sub nor YOOV undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement to reflect any change in their expectations or any change in events, conditions or circumstances on which any such statement is based.

Participants in Solicitation

YOOV, Aptorum and their respective directors, executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies of Aptorum’s shareholders in connection with the potential transactions described herein under the rules of the SEC. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of YOOV’s and Aptorum’s officers and directors in the registration statement on Form F-4 to be filed with the SEC and will also be contained in the proxy statement/prospectus relating to the proposed transactions when it is filed with the SEC. These documents may be obtained free of charge from the sources indicated below.

Non-Solicitation

This report is not a notice of shareholders meeting or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed transactions and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Aptorum or YOOV, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information about the Transactions and Where to Find It

In connection with the Proposed Transactions, Aptorum will file a registration statement on Form F-4 with the SEC and will mail notices of shareholders meeting and other relevant documents to its shareholders. Investors and security holders of Aptorum are advised to read, when available, the Form F-4, and amendments thereto, the notice to shareholders, and amendments thereto, in connection with Aptorum’s solicitation of proxies for its shareholder’ meeting to be held to approve the transactions described herein because the notice to shareholders will contain important information about the transactions and the parties to the transactions. The notices to shareholders will be mailed to Aptorum’s shareholders as of a record date to be established for voting on the transactions. Shareholders will also be able to obtain copies of the notice, without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to: 17 Hanover Square, London W1S 1BN, United Kingdom, attention: Ian Huen.

A registration statement relating to these securities will be filed with the SEC but has not yet become effective. These securities may not be sold, nor may offers to buy be accepted, prior to the time the registration statement becomes effective. This Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. A copy of Aptorum’s registration statement on Form F-4, once available, can be viewed on the SEC’s website.

Financial Statements and Exhibits.

Exhibits.

The following exhibits are attached.

Exhibit	Description
2.1*	Merger Agreement by and between Aptorum and YOOV, dated March 1, 2024
10.1	Split-Off Agreement by and between Aptorum, ATL and Jurchen, dated March 1, 2024
10.2*	Support Agreement by and between Aptorum and its major shareholder, dated March 1, 2024
10.3	Form of Lock-Up Agreement
99.1	Press Release

*	Certain schedules have been omitted pursuant to Item 601(a)(5) of Regulation S-K. A copy of any omitted schedule will be furnished to the SEC upon request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 6, 2024

Aptorum Group Limited

By:	/s/ Ian Huen
Ian Huen
Chief Executive Officer